SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2005
Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)
The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes  ☐   No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Revises 2005 Earnings Estimates
2005 Change Reflects Weak Thanksgiving Holiday Sales in North America, and
Reduced Banana Sales and Pricing in Asia
CORAL GABLES, Fla. – December 8, 2005 — Fresh Del Monte Produce Inc. (NYSE: FDP), today announced it is revising downward its earnings estimates for 2005. The reduced forecast ranges are primarily due to lower-than-expected demand for pineapples in North America during the month of November, which historically has been a high consumption period for this product. Additionally, increased competition due to higher banana production volume from the Philippines and pressure from locally grown fruit in Japan and Korea has led to recent increases in banana volumes with as much as a 40 percent decrease in current banana pricing in this region, compared with last year at this time.
For the full year 2005, Fresh Del Monte Produce now expects to achieve earnings per diluted share (EPS) in the range of $1.90 to $2.00 versus earlier estimates for the year of $2.30 to $2.40 per diluted share. The Company continues to project higher year-over-year net sales for 2005.
“Having completed our November results and revised forecast, it has become apparent that the assumptions we used in the guidance we shared in the Company’s third quarter earnings release on November 8, 2005 are not likely to hold,” said Mohammad Abu-Ghazaleh, Fresh Del Monte’s Chairman and Chief Executive Officer. “This is disappointing following the many challenges we were able to overcome earlier in the year, including significantly higher global fuel prices and major storms that caused temporary delays in our business operations.” Mr. Abu-Ghazaleh continued, “We remain very positive as we have historically weathered many challenges in this industry.”
Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated global producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.
This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F/A for the year ended December 31, 2004.
Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Christine Cannella Assistant Vice President – Investor Relations 305-520-8433

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: December 9, 2005	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer